Exhibit 99.1

Changyou Reports Fourth Quarter 2018 and Fiscal Year 2018 Unaudited Financial Results

Beijing, China, February 1, 2019– Changyou.com Limited (“Changyou” or the “Company”) (NASDAQ: CYOU), a leading online game developer and operator in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2018.

Fourth Quarter 2018 Highlights

•	Total revenue[1] was US$118 million, a decrease of 18% year-over-year and flat quarter-over-quarter, in line with the Company’s guidance.

•	Online game revenue was US$94 million, a decrease of 14% year-over-year and 2% quarter-over-quarter, in line with the Company’s guidance.

•

GAAP net income attributable to Changyou.com Limited was US$10 million[2], compared with net income of US$34 million in the fourth quarter of 2017 and net income of US$55 million[3] in the third quarter of 2018.

•

Non-GAAP[4] net income attributable to Changyou.com Limited was US$11 million[2], compared with net income of US$34 million in the fourth quarter of 2017 and net income of US$54 million[3] in the third quarter of 2018.

Fiscal Year 2018 Highlights

•	Total revenue was US$486 million, compared with US$580 million in 2017.

•	Online game revenue was US$390 million, compared with US$450 million in 2017.

•	GAAP net income attributable to Changyou.com Limited was US$84 million, compared with US$109 million in 2017.

•	Non-GAAP net income attributable to Changyou.com Limited was US$78 million, compared with US$126 million in 2017.

Mr. Dewen Chen, CEO, commented, “In 2018, we stayed focused on the development of high-end mobile games. We carefully reviewed our previous experience in mobile game development and made a number of changes that should help lay a solid foundation for producing hit games in the future. For 2019, we will continue to execute our core strategy of “Top Games” and focus on greatly improving our R&D capabilities and efficiencies. Leveraging our cumulative knowledge and innovations, we believe we are well-positioned to once again roll out new blockbusters.”

[1]	The Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers” on January 1, 2018. Adoption did not have a material impact on the Company’s consolidated financial statements.
[2]	GAAP and non-GAAP net income attributable to Changyou.com Limited included impairment charges of US$16 million on goodwill recognized in relation to the 17173.com Website business.
[3]

GAAP and non-GAAP net income attributable to Changyou.com Limited included a one-time tax benefit of US$23 million that was recognized for preferential enterprise income tax rates of some of the Company’s subsidiaries upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

[4]

Non-GAAP results exclude share-based compensation expense. Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operations Measures to the Nearest Comparable GAAP Measures”.

Mr. Qing Wei, Chief Games Development Officer, added, “We were happy to report that Legacy TLBB Mobile turned in a solid performance in 2018. This is mainly due to the continuous improvements that we make to both the content and gameplay of the game as we continually focus on maximizing the longevity of the franchise. During the quarter, we launched a new expansion pack that included a new clan and new gameplay, both of which received positive feedback from players. For the first quarter and full year 2019, we will continue to update the game content and make further optimizations to ensure user retention and maximize the longevity of the game.”

Mr. Yaobin Wang, CFO of Changyou, added, “Excluding the impairment charges related to the 17173.com Website business, both total revenue and non-GAAP net income performed well for the quarter, both in line with our guidance. For the full year 2018, we maintained solid revenue contribution from our core existing games, including TLBB PC, by continually implementing proactive and effective operational adjustments, which enabled us to achieve solid financial performance amid a rapidly changing industry environment in 2018.”

Fourth Quarter 2018 Operational Results

•

Total average monthly active accounts[5] of the Company’s PC games were 2 million, a decrease of 17% year-over-year and 13% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games, including TLBB PC.

•

Total average monthly active accounts of the Company’s mobile games were 2.9 million, a decrease of 6% year-over-year and 22% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

•

Total quarterly aggregate active paying accounts[6] of the Company’s PC games were 0.9 million, an increase of 13% year-over-year and 13% quarter-over-quarter. The year-over-year and quarter-over-quarter increases were mainly driven by an increase in the willingness of TLBB PC users to pay as the Company provided more benefits to players through daily in-game promotional events in the fourth quarter of 2018.

•

Total quarterly aggregate active paying accounts of the Company’s mobile games were 0.7 million, a decrease of 42% year-over-year and flat quarter-over-quarter. The year-over-year decrease reflected the natural declining life cycles of the Company’s older games, including Legacy TLBB Mobile.

Fourth Quarter 2018 Unaudited Financial Results

Revenue

Total revenue was US$118 million, a decrease of 18% year-over-year and flat quarter-over-quarter.

Online game revenue was US$94 million, a decrease of 14% year-over-year and 2% quarter-over-quarter. The year-over-year decrease was due to the natural decline in revenue of the Company’s older games, including Legacy TLBB Mobile.

Online advertising revenue was US$4 million, a decrease of 32% year-over-year and 14% quarter-over-quarter. The year-over-year and quarter-over-quarter decreases were mainly due to fewer PC and web games being marketed on the 17173.com Website.

Cinema advertising revenue was US$18 million, a decrease of 30% year-over-year and an increase of 13% quarter-over-quarter. The year-over-year decrease reflected the impact of a strategy adjustment in the second quarter of 2018 related to the acquisition and sale of advertising resources. The quarter-over-quarter increase reflected a recovery in revenue following the strategy adjustment.

[5]	Monthly Active Accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[6]	Quarterly Aggregate Active Paying Accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Internet value-added services (“IVAS”) revenue was US$2 million, a decrease of 55% year-over-year and an increase of 19% quarter-over-quarter. The year-over-year decrease was a result of lower revenue from PC and mobile internet products and the quarter-over-quarter increase was due to higher revenue from PC Internet products.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$77 million, a decrease of 22% year-over-year and 2% quarter-over-quarter. GAAP and non-GAAP gross margin were both 66%, compared with 68% in the fourth quarter of 2017, and 67% in the third quarter of 2018.

GAAP and non-GAAP gross profit of the online games business were both US$80 million, a decrease of 14% year-over-year and 2% quarter-over-quarter. GAAP and non-GAAP gross margin of the online games business were both 85%, compared with 84% in both the fourth quarter of 2017 and the third quarter of 2018.

GAAP and non-GAAP gross profit of the online advertising business were both US$3 million, a decrease of 34% year-over-year and 19% quarter-over-quarter. GAAP and non-GAAP gross margin of the online advertising business were both 70%, compared with 73% in the fourth quarter of 2017 and 75% in the third quarter of 2018. The quarter-over-quarter decrease in gross margin was mainly due to lower online advertising revenue in the fourth quarter of 2018, while costs remained stable compared with the third quarter of 2018.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$6 million, compared with a gross profit of US$1 million in the fourth quarter of 2017 and a gross loss of US$6 million in the third quarter of 2018. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 31%, compared with 4% in the fourth quarter of 2017 and negative 37% in the third quarter of 2018. The year-over-year decrease and the quarter-over-quarter increase in gross margin were mainly due to changes in cinema advertising revenue.

GAAP and non-GAAP gross profit of the IVAS business were both US$0.2 million, compared with gross profit of US$1 million in the fourth quarter of 2017 and gross profit of US$0.2 million in the third quarter of 2018.

Operating expenses

Total operating expenses were US$69 million, an increase of 9% year-over-year and 37% quarter-over-quarter.

Product development expenses were US$33 million, a decrease of 1% year-over-year and an increase of 11% quarter-over-quarter. The quarter-over-quarter increase was mainly due to an increase in outsourcing and licensing fees in the fourth quarter of 2018.

Sales and marketing expenses were US$12 million, a decrease of 40% year-over-year and 6% quarter-over-quarter. The year-over-year decrease was mainly because of lower marketing and promotional spending for online games in the fourth quarter of 2018.

General and administrative expenses were US$8 million, a decrease of 23% year-over-year and 1% quarter-over-quarter. The year-over-year decrease was mainly due to a decrease in office-related fees, as well as a decrease in salary and benefit expenses as a result of a reduction in headcount.

Goodwill impairment was US$16 million. The impairment was mainly related to the 17173.com Website business, which was acquired in 2011. The launch of new initiatives for the 17173.com Website fell behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain. In addition, due to more stringent regulations, there was a significant decline in the number of new game launches in the market, so the number of games marketed on 17173.com Website also fell. As a result, the Company determined that the future performance of 17173.com Website would likely fall short of expectations, and that impairment charges were required.

Operating profit

Operating profit was US$8 million, compared with an operating profit of US$35 million in the fourth quarter of 2017 and an operating profit of US$29 million in the third quarter of 2018.

Non-GAAP operating profit was US$9 million, compared with a non-GAAP operating profit of US$35 million in the fourth quarter of 2017 and a non-GAAP operating profit of US$28 million in the third quarter of 2018.

Other income, net

Other income was US$3 million, compared with US$4 million in the fourth quarter of 2017 and US$9 million in the third quarter of 2018.

Income tax expense/ (benefit)

Income tax expense was US$8 million, compared with income tax expense of US$11 million in the fourth quarter of 2017 and income tax benefit of US$12 million in the third quarter of 2018. The income tax benefit in the third quarter of 2018 was mainly due to some of the Company’s subsidiaries having been granted preferential tax rates upon their receipt of 2017 Key National Software Enterprise status or 2017 Software Enterprise status.

Net income

Net income was US$10 million, compared with net income of US$34 million in the fourth quarter of 2017 and net income of US$55 million in the third quarter of 2018.

Non-GAAP net income was US$11 million, compared with non-GAAP net income of US$34 million in the fourth quarter of 2017 and non-GAAP net income of US$54 million in the third quarter of 2018.

Net loss attributable to non-controlling interests

GAAP and non-GAAP net loss attributable to non-controlling interests were both US$0.1 million. This compares with a GAAP and non-GAAP net loss of US$0.1 million in the fourth quarter of 2017 and US$0.02 million in the third quarter of 2018. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture that operates Korean comics online in China; and a joint venture that is engaged in intellectual property authorization, game production and distribution in China.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$10 million2, compared with net income of US$34 million in the fourth quarter of 2017 and net income of US$55 million3 in the third quarter of 2018. Fully-diluted net income attributable to Changyou.com Limited per ADS7 was US$0.19, compared with net income of US$0.64 in the fourth quarter of 2017 and net income of US$1.03 in the third quarter of 2018.

Non-GAAP net income attributable to Changyou.com Limited was US$11 million2, compared with net income of US$34 million in the fourth quarter of 2017 and net income of US$54 million3 in the third quarter of 2018. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$0.21, compared with net income of US$0.64 in the fourth quarter of 2017 and net income of US$1.01 in the third quarter of 2018.

[7]	Each ADS represents two Class A ordinary shares.

Liquidity

As of December 31, 2018, Changyou had net cash8 of US$673 million, compared with US$978 million as of December 31, 2017. The decrease was mainly due to the distribution of a special cash dividend in the second quarter of 2018.

Operating cash flow for the fourth quarter of 2018 was a net inflow of US$47 million.

Fiscal Year 2018 Unaudited Financial Results

Revenue

Total revenue in 2018 was US$486 million, representing a decrease of 16% year-over-year.

Online game revenue decreased 13% year-over-year to US$390 million. The year-over-year decrease was mainly due to the natural declining life cycles of Legacy TLBB Mobile, which was launched in the second quarter of 2017, and TLBB 3D.

Online advertising revenue decreased 22% year-over-year to US$20 million. The year-over-year decrease was mainly due to fewer Web games and PC games being marketed on the 17173.com Website .

Cinema advertising revenue decreased 23% year-over-year to US$70 million. The year-over-year decrease was a result of a strategy adjustment related to the acquisition and sale of advertising resources during second quarter of 2018.

IVAS revenue decreased 57% year-over-year to US$6 million. The decrease was due to lower revenue from both PC and mobile Internet products.

Gross profit/ (loss)

GAAP and non-GAAP gross profit were both US$325 million, representing a decrease of 22% year-over-year. GAAP and non-GAAP gross margin were both 67%, compared with 72% in 2017.

GAAP and non-GAAP gross profit of the online games business were both US$329 million, representing a decrease of 15% year-over-year. GAAP and non-GAAP gross margin of the online games business were both 84%, compared with 86% in 2017.

GAAP and non-GAAP gross profit of the online advertising business were both US$14 million, representing a decrease of 22% year-over-year. GAAP and non-GAAP gross margin of the online advertising business were both 74%, compared with 73% in 2017.

GAAP and non-GAAP gross loss of the cinema advertising business were both US$19 million, compared with a gross profit of US$6 million in 2017. GAAP and non-GAAP gross margin of the cinema advertising business were both negative 27%, compared with 7% in 2017. The year-over-year decrease in gross margin was due to a decrease in cinema advertising revenues, while costs remained relatively flat.

GAAP and non-GAAP gross profit of IVAS were both US$1 million, compared with a gross profit of US$5 million in 2017.

[8]

Net cash is calculated as the sum of cash and cash equivalents, short-term investments, current restricted cash and non-current restricted time deposits, minus long-term bank loans. See “Bank Loan Agreement.”

Operating expenses

Total operating expenses were US$225 million, representing a decrease of 31% year-over-year.

Product development expenses were US$124 million, representing a decrease of 5% year-over-year. The decrease was mainly due to a decrease in share-based compensation expenses as a result of the decrease in the market price of the Company’s ADSs in 2018.

Sales and marketing expenses were US$54 million, representing a decrease of 11% year-over-year. The decrease was mainly due to a decrease in salary and benefit expenses as a result of a reduction in marketing headcount, as well as a decrease in share-based compensation expenses due to the decrease in the market price of the Company’s ADSs in 2018.

General and administrative expenses were US$30 million, representing a decrease of 36% year-over-year. The decrease was mainly due to a decrease in share-based compensation expenses as a result of the decrease in the market price of the Company’s ADSs in 2018.

Goodwill impairment was US$16 million. The impairment was mainly related to the 17173.com Website business, which was acquired in 2011. The launch of new initiatives for the 17173.com Website fell behind schedule in the fourth quarter of 2018, and the profit outlook of the business remained uncertain. In addition, due to more stringent regulations, there was a significant decline in the number of new game launches in the market, so the number of games marketed on 17173.com Website also fell. As a result, the Company determined that the future performance of 17173.com Website would likely fall short of expectations, and that impairment charges were required. Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business in 2017 were mainly related to the MoboTap business, which was acquired in 2014. The Company determined that it was unlikely that MoboTap would gain users and grow its revenue in China as a result of heightened restrictions that Chinese regulators imposed on card and board games, which were MoboTap’s main focus at the time, and that impairment charges of US$87 million were required to reflect the fair value of the MoboTap business in the third quarter of 2017.

Operating profit

Operating profit was US$100 million, compared with an operating profit of US$90 million in 2017.

Non-GAAP operating profit was US$94 million, compared with an operating profit of US$108 million in 2017.

Other income, net

Other income was US$23 million, compared with US$9 million in 2017.

Income tax expense

Income tax expense was US$64 million, compared with US$41 million in 2017. The year over year increase was mainly due to the accrual of additional income tax withholdings in the first quarter of 2018, partially offset by the tax benefit that was recognized in the third quarter of 2018.

Net income

Net income was US$84 million, compared with net income of US$82 million in 2017.

Non-GAAP net income was US$77 million, compared with non-GAAP net income of US$99 million in 2017.

Net loss attributable to non-controlling interests

Both GAAP and non-GAAP net loss attributable to non-controlling interests were US$0.4 million, compared with net loss of US$27 million in 2017. Non-controlling interests include the non-controlling interests in RaidCall, which provides online music and entertainment services primarily in Taiwan; a joint venture which operates Korean comics online in China; and a joint venture which operates intellectual property authorization, game production and distribution in China. The year-over-year change was mainly due to impairment charges related to the MoboTap business that were recognized during the third quarter of 2017.

Net income attributable to Changyou.com Limited

Net income attributable to Changyou.com Limited was US$84 million, compared with US$109 million in 2017. Fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.57, compared with US$2.04 in 2017.

Non-GAAP net income attributable to Changyou.com Limited was US$78 million, compared with US$126 million in 2017. Non-GAAP fully-diluted net income attributable to Changyou.com Limited per ADS was US$1.45, compared with US$2.36 in 2017.

Business Outlook

For the first quarter of 2019, Changyou expects:

•	Total revenue to be between US$105 million and US$115 million, including online game revenue of US$80 million to US$90 million;

•

Non-GAAP net income attributable to Chanyou.com Limited to be between US$23 million and US$28 million, and non-GAAP net income per fully-diluted ADS to be between US$0.43 and US$0.52. Share-based compensation expense to be around US$1 million, assuming no new grants of share-based awards. Taking into account the elimination of the impact of these share-based awards, GAAP net income attributable to Changyou.com Limited to be between US$22 million and US$27 million, and GAAP net income per fully-diluted ADS to be between US$0.41 and US$0.50.

For the first quarter of 2019 guidance, the Company has adopted a presumed exchange rate of RMB6.90 = US$1.00, as compared with the actual exchange rate of approximately RMB6.36 = US$1.00 for the first quarter of 2018, and RMB6.91 = US$1.00 for the fourth quarter of 2018.

Bank Loan Agreement

In October 2018, to roll over matured offshore financing facilities, Changyou entered into a bank loan agreement pursuant to which it has drawn down U.S. dollar-denominated loans in the aggregate amount of US$220 million that are secured by non-current restricted time deposits of RMB1.7 billion (approximately US$244 million). All of the loans carry a floating rate of interest based on the LIBOR. All of the loans are due to be repaid, and accordingly the restricted time deposits released, in 2021.

Loan Agreement and Share Pledge Agreement with Sohu.com Limited (“Sohu”)

On October 24, 2016, Changyou entered into a loan agreement with a PRC subsidiary of Sohu, Changyou’s parent company, pursuant to which the PRC subsidiary is entitled to borrow up to RMB1 billion (or approximately US$148.64 million) from a PRC subsidiary of Changyou from time to time, with the first advance request to occur prior to December 31, 2016 and Sohu’s right to request advances continuing for one year after the first advance, subject to extension for additional years with Changyou’s consent. Principal amounts outstanding under the loan agreement bear interest at an annual rate of 6%, accruing and payable on each one-year anniversary of each advance. The outstanding principal of each advance is due one year from the date of the advance, subject to extension for additional years with Changyou’s consent. Advances under the loan agreement are secured by a pledge to Changyou under a share pledge agreement of an agreed-upon number of Class B ordinary shares of Changyou held by Sohu. The share pledge agreement gives Changyou the right to apply the outstanding principal and accrued interest on the loan to the repurchase of Changyou Class B ordinary shares from Sohu in the event such principal and interest are not paid when due. Sohu has used amounts drawn down under the loan agreement to finance Sohu’s operations, excluding the operations of Changyou and of Sohu’s subsidiary Sogou Inc.

As of December 31, 2018, Changyou had outstanding loans to the PRC subsidiary of Sohu in an aggregate principal amount of RMB1 billion (approximately $145.70 million), and the maturity dates for all of the outstanding loans had been extended for two successive additional years, to the second anniversary dates of the original maturity dates of the loans.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial information prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”), Changyou’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, which are adjusted from results based on GAAP to exclude the compensation cost of share-based awards granted, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Changyou’s management believes that excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions from its non-GAAP financial measures is useful for itself and investors. Further, the amount of share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions cannot be anticipated by management, and these expenses and benefits are not built into the Company’s annual budgets and quarterly forecasts, which generally will be the basis for information Changyou provides to analysts and investors as guidance for future operating performance. As share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions do not involve subsequent cash outflow, Changyou does not factor these in when evaluating and approving expenditures or when determining the allocation of its resources to its business operations. As a result, in general, the monthly financial results for internal reporting and any performance measure for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Changyou’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Changyou.com Limited and diluted net income attributable to Changyou.com Limited per ADS, excluding share-based compensation expense, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions, is that the share-based compensation charge has been and will continue to be a significant recurring expense in the Company’s business for the foreseeable future, non-cash tax benefits from excess tax deductions related to share-based awards and income/expense from the adjustment of contingent consideration previously recorded for acquisitions may recur in the future. In order to mitigate these limitations, the Company has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation of GAAP financial measures that are most directly comparable to the non-GAAP financial measures the Company has presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Changyou’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

It is currently expected that the Business Outlook will not be updated until the release of Changyou’s next quarterly earnings announcement; however, Changyou reserves the right to update its Business Outlook at any time for any reason.

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. The Company cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, continuing volatility in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations in general and possible continued devaluation of the RMB in particular, including their potential impact on the Chinese economy and on the Company’s reported U.S. dollar results; slowing growth in the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Changyou’s quarterly operating results; the possibility that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; the possibility that the Company’s margins will decline as a result of the need for revenue-sharing with mobile game platform operators; and the Company’s reliance on TLBB as its major revenue source. Further information regarding these and other risks is included in Changyou’s Annual Report on Form 20-F filed on February 28, 2018, and other filings with the Securities and Exchange Commission.

Conference Call Information

Changyou’s management team will host an earnings conference call today at 6:30 a.m. U.S. Eastern Time, February 1, 2019 (7:30 p.m. Beijing/Hong Kong, February 1, 2019).

The dial-in details for the live conference call are:

US:	1-866-519-4004
Hong Kong:	800-906-601
China Mainland:	400-620-8038
International:	+1-845-675-0437
Passcode:	CYOU

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 9:30 a.m. U.S. Eastern Time on February 1, 2019 through February 8, 2019. The dial-in details for the telephone replay are:

International:	+61-2-8199-0299
Passcode:	9586886

The live Webcast and archive of the conference call will be available on the Investor Relations section of Changyou’s Website at http://ir.changyou.com/.

About Changyou

Changyou.com Limited (NASDAQ: CYOU) is a leading developer and operator of online games in China with a diverse portfolio of popular online games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China, as well as a number of mobile games. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Changyou began operations as a business unit within Sohu.com Inc. (NASDAQ: SOHU) in 2003, and was carved out as a separate, stand-alone company in December 2007. It completed an initial public offering on April 7, 2009. Changyou has an advanced technology platform that includes advanced 2.5D and 3D graphics engines, a uniform game development platform, effective anti-cheating and anti-hacking technologies, proprietary cross-networking technology and advanced data protection technology. For more information, please visit http://ir.changyou.com/.

For investor and media inquiries, please contact:

In China:

Mr. Yujia Zhao

Investor Relations

Tel: +86 (10) 6192-0800

E-mail: ir@cyou-inc.com

In the United States:

Ms. Linda Bergkamp

Christensen

Phone: +1-480-614-3004

E-mail: lbergkamp@ChristensenIR.com

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER ADS AMOUNTS)

	Three Months Ended			Twelve Months Ended
	Dec. 31, 2018	Sep. 30, 2018	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2017
Revenue:
Online game	$94,106	$95,971	$109,383	$389,790	$449,533
Online advertising	4,198	4,872	6,131	19,697	25,129
Cinema advertising	17,917	15,811	25,492	70,202	91,419
IVAS	1,550	1,306	3,452	6,074	14,180

Total revenue	117,771	117,960	144,458	485,763	580,261
Cost of revenue:
Online game (includes share-based compensation expense/ (benefit) of $7, $(3), $1, $(31) and $73, respectively)	14,499	14,902	17,097	60,983	62,774
Online advertising	1,239	1,241	1,674	5,204	6,660
Cinema advertising	23,520	21,629	24,509	89,233	84,944
IVAS	1,310	1,155	2,407	5,408	9,408

Total cost of revenue	40,568	38,927	45,687	160,828	163,786
Gross profit	77,203	79,033	98,771	324,935	416,475

Operating expenses:
Product development (includes share-based compensation expense/ (benefit) of $492, $(267), $69, $(2,427) and $6,163, respectively)	32,566	29,326	33,027	124,166	131,032
Sales and marketing (includes share-based compensation expense/ (benefit) of $121, $(41), $29, $(497) and $1,212, respectively)	11,990	12,735	19,949	54,303	60,917
General and administrative (includes share-based compensation expense/ (benefit) of $620, $(533), $71, $(3,506) and $9,945, respectively)	8,129	8,178	10,520	30,116	47,163
Goodwill impairment and impairment of intangible assets acquired as part of acquisition of a business	16,369	—	—	16,369	86,882

Total operating expenses	69,054	50,239	63,496	224,954	325,994

Operating profit	8,149	28,794	35,275	99,981	90,481
Interest income, net	6,655	3,138	7,687	24,212	27,947
Foreign currency exchange gain/ (loss)	67	1,785	(1,312)	1,320	(5,196)
Other income, net	3,172	9,155	3,940	22,879	9,374

Income before income tax expense	18,043	42,872	45,590	148,392	122,606
Income tax expense/ (benefit)	7,981	(12,347)	11,489	64,467	40,767

Net income	10,062	55,219	34,101	83,925	81,839
Less: Net loss attributable to non-controlling interests	(84)	(20)	(105)	(407)	(26,995)

Net income attributable to Changyou.com Limited	$10,146	$55,239	$34,206	$84,332	$108,834

Basic net income attributable to Changyou.com Limited per ADS	$0.19	$1.04	$0.65	$1.59	$2.07

ADSs used in computing basic net income attributable to Changyou.com Limited per ADS	53,233	53,217	52,709	53,085	52,594

Diluted net income attributable to Changyou.com Limited per ADS	$0.19	$1.03	$0.64	$1.57	$2.04

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,656	53,632	53,544	53,618	53,285

CHANGYOU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Dec. 31, 2018	As of Dec. 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	$454,534	$571,139
Restricted cash	4,775	2,020
Accounts receivable, net	57,389	91,636
Short-term investments	190,068	404,584
Prepaid and other current assets	721,059	528,085

Total current assets	1,427,825	1,597,464

Non-current assets:
Fixed assets, net	170,746	189,947
Goodwill	10,257	27,504
Intangible assets, net	13,904	8,460
Deferred tax assets	13,467	10,100
Restricted time deposits	243,910	—
Other assets, net	85,375	88,548

Total non-current assets	537,659	324,559

TOTAL ASSETS	$1,965,484	$1,922,023

LIABILITIES
Current liabilities:
Receipts in advance and deferred revenue	$45,343	$42,917
Accounts payable and accrued liabilities	753,071	494,934
Tax payables	18,211	19,468

Total current liabilities	816,625	557,319

Long-term liabilities:
Deferred tax liabilities	83,026	34,443
Long-term tax payable	13,438	14,114
Long-term bank loans	220,000	—
Other long-term liabilities	751	790

Total long-term liabilities	317,215	49,347

Total liabilities	1,133,840	606,666
SHAREHOLDERS’ EQUITY
Changyou.com Limited shareholders’ equity	829,735	1,312,005
Non-controlling interests	1,909	3,352

Total shareholders’ equity	831,644	1,315,357

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,965,484	$1,922,023

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$79,607	7	79,614
Online advertising gross profit	2,959	—	2,959
Cinema advertising gross loss	(5,603)	—	(5,603)
IVAS gross profit	240	—	240

Gross profit	$77,203	7	77,210

Gross margin	66%		66%
Operating expenses	69,054	(1,233)	67,821

Operating profit	$8,149	1,240	9,389

Operating margin	7%		8%

Income tax expense	7,981		7,981
Net income	$10,062	1,240	11,302

Less: Net loss attributable to non-controlling interests	(84)	—	(84)

Net income attributable to Changyou.com Limited	$10,146	1,240	11,386

Net margin attributable to Changyou.com Limited	9%		10%

Diluted net income attributable to Changyou.com Limited per ADS	$0.19		0.21

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,656		53,682

Note:

(a)	The Non-GAAP adjustment does not have an impact on income tax expense.
(b)	To eliminate share-based compensation expense measured using the fair value method.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Sep. 30, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (c)	Non-GAAP
Online game gross profit	$81,069	(3)	81,066
Online advertising gross profit	3,631	—	3,631
Cinema advertising gross loss	(5,818)	—	(5,818)
IVAS gross profit	151	—	151

Gross profit	$79,033	(3)	79,030

Gross margin	67%		67%
Operating expenses	50,239	841	51,080

Operating profit	$28,794	(844)	27,950

Operating margin	24%		24%

Income tax benefit	(12,347)		(12,347)
Net income	$55,219	(844)	54,375

Less: Net loss attributable to non-controlling interests	(20)	—	(20)

Net income attributable to Changyou.com Limited	$55,239	(844)	54,395

Net margin attributable to Changyou.com Limited	47%		46%

Diluted net income attributable to Changyou.com Limited per ADS	$1.03		1.01

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,632		53,685

Note:

(c)

To eliminate share-based compensation expense measured using the fair value method. The downward adjustment of share-based compensation expense in the current period was a result of fluctuations in the market price for the Company’s ADS.

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Three Months Ended Dec. 31, 2017
		Non-GAAP adjustments(a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$92,286	1	92,287
Online advertising gross profit	4,457	—	4,457
Cinema advertising gross profit	983	—	983
IVAS gross profit	1,045	—	1,045

Gross profit	$98,771	1	98,772

Gross margin	68%		68%
Operating expenses	63,496	(169)	63,327

Operating profit	$35,275	170	35,445

Operating margin	24%		25%

Income tax expense	11,489		11,489
Net income	$34,101	170	34,271

Less: Net loss attributable to non-controlling interests	(105)	3	(102)

Net income attributable to Changyou.com Limited	$34,206	167	34,373

Net margin attributable to Changyou.com Limited	24%		24%

Diluted net income attributable to Changyou.com Limited per ADS	$0.64		0.64

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,544		53,701

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2018
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (c)	Non-GAAP
Online game gross profit	$328,807	(31)	328,776
Online advertising gross profit	14,493	—	14,493
Cinema advertising gross loss	(19,031)	—	(19,031)
IVAS gross profit	666	—	666

Gross profit	$324,935	(31)	324,904

Gross margin	67%		67%

Operating expenses	224,954	6,430	231,384

Operating profit	$99,981	(6,461)	93,520

Operating margin	21%		19%

Income tax expense	64,467		64,467
Net income	$83,925	(6,461)	77,464

Less: Net loss attributable to non-controlling interests	(407)	—	(407)

Net income attributable to Changyou.com Limited	$84,332	(6,461)	77,871

Net margin attributable to Changyou.com Limited	17%		16%

Diluted net income attributable to Changyou.com Limited per ADS	$1.57		1.45

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,618		53,690

CHANGYOU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST

COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS, EXCEPT PER ADS AMOUNTS)

	Twelve Months Ended Dec. 31, 2017
		Non-GAAP adjustments (a)
	GAAP	Share-based compensation expense (b)	Non-GAAP
Online game gross profit	$386,759	73	386,832
Online advertising gross profit	18,469	—	18,469
Cinema advertising gross profit	6,475	—	6,475
IVAS gross profit	4,772	—	4,772

Gross profit	$416,475	73	416,548

Gross margin	72%		72%

Operating expenses	325,994	(17,320)	308,674

Operating profit	$90,481	17,393	107,874

Operating margin	16%		19%

Income tax expense	40,767	—	40,767
Net income	$81,839	17,393	99,232

Less: Net loss attributable to non-controlling interests	(26,995)	12	(26,983)

Net income attributable to Changyou.com Limited	$108,834	17,381	126,215

Net margin attributable to Changyou.com Limited	19%		22%

Diluted net income attributable to Changyou.com Limited per ADS	$2.04		2.36

ADSs used in computing diluted net income attributable to Changyou.com Limited per ADS	53,285		53,476